Mail Stop 3561

December 11, 2009

Emil J. Fanelli
Chief Accounting Officer
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

      Re: Superior Industries International, Inc.
              File No. 001-06615
              Form 10-K: For the fiscal year ended December 28, 2008
              Form 10-Q: For the quarterly period ended September 27, 2009

Dear Mr. Fanelli:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 28, 2008

Item 6 – Selected Financial Data, page 16

1. Please expand the disclosure accompanying your table of selected financial data to briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected in your table. For example, with regard to the selected financial data presented for fiscal year 2008, we believe that your expanded disclosure should describe or cross-reference to a discussion of the impairment charges that were recorded against the carrying

value of your long-lived assets, as well as the valuation allowances that were recorded against your state and foreign deferred tax assets. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance. In addition, please consider whether similar disclosure should accompany your table of "Quarterly Financial Data" presented in Note 17 to your financial statements. In this regard, refer to Item 302(a)(3) of Regulation S-K for further guidance.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

2. Based upon the disclosure of your domestic and international "income (loss) from continuing operations before income taxes and equity earnings" in Note 7 to your financial statements, as well as your disclosure of net sales by geographic area in Note 2 to your financial statements, it appears that your operations in the U.S. and in Mexico have performed differently over the last three fiscal years. For example, we note that for each of the last three fiscal years, as well as for the interim periods subsequent to fiscal year 2008, the period-to-period changes in net sales generated by your Mexico operations have differed significantly from the fluctuations in net sales generated by your U.S. operations. In addition, we note that your domestic operations have recognized substantial pre-tax losses from continuing operations for each of the last three fiscal years, while your international operations have recognized pre-tax income from continuing operations for the same reporting periods – that is, despite generating less revenue than your domestic operations. While we acknowledge from Note 2 that your plants in Mexico and the U.S. may qualify for aggregation into one reporting unit, we also believe that it may be necessary to discuss certain aspects of your Mexico and U.S. operations on a separate basis in order to fully explain your results of operations. For example, given (i) the recent closure of certain manufacturing facilities located in the U.S. and (ii) the transfer of certain production activities to facilities in Mexico that have lower cost structures, please consider discussing the revenue and expenses recognized by your Mexico operations and your U.S. operations on a separate basis. Furthermore, consider providing a separate analysis of the growth in your Mexico operations due to the assumption of U.S. production capacity versus growth from other initiatives. Please provide your proposed expanded disclosure as part of your response. Alternatively, tell us why you believe that the aforementioned revisions to your disclosure are unnecessary.

Effective Income Tax Rate, page 21

3. We note that you have identified several factors that materially impact your effective tax rate. However, you have not quantified the specific impact that those factors have had on the effective tax rates that you realized for each reporting period presented in your statement of operations. In addition, you have

not discussed the underlying reason(s) why the factors that you have identified did or did not materially impact your effective tax rate in a particular reporting period. For example, you have not explained why (i) the net changes in your tax liabilities and (ii) the effect of foreign income being taxed at rates other than your U.S. statutory rates materially impacted your effective tax rate for fiscal year 2007, but those factors did not materially impact your effective tax rates for fiscal years 2008 and 2006. Similarly, you have not discussed the underlying reason(s) for the decline in the impact of "permanent differences" on your effective tax rates between fiscal year 2006 and fiscal year 2008. Given the significant fluctuation in the effective tax rates that you realized for fiscal years 2008, 2007, and 2006, please expand your disclosure in MD&A to provide a detailed discussion of each factor that has materially impacted (a) your effective tax rate and/or (b) your reported income tax provision or benefit for each of those years. Please provide your proposed expanded disclosure as part of your response.

Item 9A – Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 59

4. Based upon your disclosure, it appears that you believe that the remedial actions that you undertook to address the material weaknesses disclosed in your Form 10-K for fiscal year 2007 were the only changes made to your internal control over financial reporting (ICFR) during the fourth quarter of fiscal year 2008 that materially affected, or were reasonably likely to materially affect, your ICFR. However, based upon your disclosure on page 10 of the "Risk Factors" section of your fiscal year 2008 Form 10-K, it appears that you had begun to implement significant upgrades to your financial reporting functions, as well as other operational functions, prior to filing your fiscal year 2008 annual report. Furthermore, your disclosure on page 10 suggests that (i) technical and operating difficulties could arise during the implementation of your upgrades and (ii) those difficulties could potentially affect your ICFR. In this regard, please tell us whether you have completed the upgrades to your financial reporting and other operational functions and explain to us why you did not believe that it was necessary for you to discuss the changes to such functions in the "Controls and Procedures" section of your Form 10-K and/or subsequent filings on Form 10-Q. Furthermore, if you have not completed the implementation of your new financial reporting and operating functions, please consider whether the changes to these functions and/or any related systems should be discussed in the "Controls and Procedures" section of your future filing(s).

Superior Industries International, Inc.
December 11, 2009
Page 4

Form 10-Q: For the quarterly period ended September 27, 2009

Item 1. Financial Statements

Balance Sheet, page 2

5. We note that at December 28, 2008, your "Other non-current liabilities" balance
    related almost entirely to liabilities associated with your unfunded executive
    retirement plan. However, we note that your other non-current liabilities balance
    has increased significantly subsequent to December 28, 2008. As such, please tell
    us, and disclose if appropriate, the nature and amounts of any additional liabilities
    that have been reported as other non-current liabilities at September 27, 2009.
    Alternatively, if the increase in the balance reported as of September 27, 2009
    relates to a change in the liability recorded for your unfunded executive retirement
    plan, please tell us the reason(s) for the significant increase in such balance and
    expand your disclosure in Note 15 to discuss the change in your liability, as
    appropriate.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Sales, page 18

6. Based upon your MD&A disclosure in both your Form 10-K for the fiscal year
    ended December 28, 2008 and your Form 10-Q for the quarterly period ended
    September 27, 2009, it appears that your passenger car wheel shipments and light
    truck wheel shipments can fluctuate independent of one another. For example,
    during the third quarter of fiscal year 2009, your shipments of passenger car
    wheels decreased by 35 percent relative to the comparable quarter of fiscal year
    2008, while your shipments of light truck wheels increased by 19 percent relative
    to the comparable quarter of fiscal year 2008. Furthermore, based upon your
    MD&A disclosure, it appears that changes in sales mix can impact the average
    selling price of your wheels. Given the observations noted above, we believe that
    your current MD&A disclosure could be enhanced by using tables to separately
    quantify (i) the number of passenger car wheels and light truck wheels that were
    shipped during each reporting period and (ii) the amount of revenue attributable to
    passenger car wheels versus light truck wheels for each reporting period. Please
    revise your disclosure accordingly, or advise. Furthermore, if the disaggregation
    of such information in the suggested tables reveals additional information that is
    material to an understanding of the changes in net sales, that information should
    also be disclosed. Please provide your proposed expanded disclosure as part of
    your response.

Gross Profit (Loss)

7. We note that you experienced a 41.9 percent decline in wheel shipments and a
    42.8 percent decline in wheel production during the first three quarters of fiscal
    year 2009, as compared to the first three quarters of fiscal year 2008. In this
    regard, we acknowledge that subsequent to the quarter ended September 28, 2008,
    you took actions, such as the closure of certain manufacturing plants, in order to
    right-size your production capacity. However, it appears that your manufacturing
    facilities still may have operated significantly below normal capacity during the
    first 39 weeks of fiscal year 2009. Based upon your disclosure, it is not clear
    whether the significant reductions in your sales and production volumes during
    the 39-week period ended September 27, 2009, as well as at the end of fiscal year
    2008, have resulted in the recognition of additional expense related to unallocated
    overheads. As such, tell us the amount of expense that you recognized for
    unallocated overhead costs during (i) fiscal years 2006, 2007, and 2008 and (ii)
    the nine month periods ended September 27, 2009 and September 27, 2008. In
    addition, please discuss any changes in unallocated overhead in the MD&A
    disclosure included in your future filings. Refer to FASB ASC 330-10-30-3
    through 30-7 for related guidance.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its
    filings;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Joseph Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief